Exhibit 99.1

CI Financial Earns 2021 Great Place to Work® Certification

TORONTO--(BUSINESS WIRE)--August 12, 2021--CI Financial Corp. (“CI”) (TSX: CIX; NYSE: CIXX) announces it has been certified as a Great Place to Work® after a thorough, independent analysis conducted by Great Place to Work Institute® Canada. This certification is based on direct feedback from employees, provided as part of an extensive and anonymous survey about their workplace experience.

“I take great pride in the quality and commitment of our team,” said Kurt MacAlpine, CI Chief Executive Officer. “During the extraordinary events of the past 18 months, our employees have remained highly engaged, providing exceptional service to our clients and making tremendous progress on CI’s strategic growth priorities.

“CI has supported its employees throughout the pandemic with expanded benefits and other measures, and we continue to work on enhancing all aspects of the employee experience and building a workplace characterized by trust, pride and opportunities for career growth,” Mr. MacAlpine. “The feedback provided by the GPTW survey plays an important role in those efforts.”

About Great Place to Work®

Great Place to Work is the global authority on high-trust, high-performance workplace cultures. Through proprietary assessment tools, advisory services, and certification programs, Great Place to Work recognizes Canada’s Best Workplaces in a series of national lists including those published by The Globe & Mail (Canada) and Fortune magazine (U.S.A.). Great Place to Work provides the benchmarks, framework, and expertise needed to create, sustain, and recognize outstanding workplace cultures. Visit us at www.greatplacetowork.ca or find us on Twitter at @GPTW_Canada.

About CI Financial

CI Financial Corp. is an independent company offering global asset management and wealth management advisory services. CI managed and advised on approximately C$304 billion (US$245 billion) in client assets as of June 30, 2021. CI’s primary asset management businesses are CI Global Asset Management (CI Investments Inc.) and GSFM Pty Ltd., and it operates in Canadian wealth management through CI Assante Wealth Management (Assante Wealth Management (Canada) Ltd.), CI Private Counsel LP, Aligned Capital Partners Inc., CI Direct Investing (WealthBar Financial Services Inc.), and CI Investment Services Inc.

CI’s U.S. wealth management businesses consist of Barrett Asset Management, LLC, BDF LLC, Bowling Portfolio Management LLC, Brightworth, LLC, The Cabana Group, LLC, Congress Wealth Management, LLC, Dowling & Yahnke, LLC, Doyle Wealth Management, LLC, One Capital Management, LLC, The Roosevelt Investment Group, LLC, RGT Wealth Advisors, LLC, Segall, Bryant & Hamill, LLC, Stavis & Cohen Private Wealth, LLC and Surevest LLC.

CI is listed on the Toronto Stock Exchange under CIX and on the New York Stock Exchange under CIXX. Further information is available at www.cifinancial.com.

This press release contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI Financial Corp. (“CI”) and its products and services, including its business operations, strategy and financial performance and condition. Forward-looking statements are typically identified by words such as “believe,” “expect,” “foresee,” “forecast,” “anticipate,” “intend,” “estimate,” “goal,” “plan” and “project” and similar references to future periods, or conditional verbs such as “will,” “may,” “should,” “could” or “would”. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that the investment fund industry will remain stable and that interest rates will remain relatively stable. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in CI’s disclosure materials filed with applicable securities regulatory authorities from time to time. The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward- looking statements. Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise.

Contacts

Investor Relations
Jason Weyeneth, CFA
Vice-President, Investor Relations & Strategy
416-681-8779
jweyeneth@ci.com

Media Relations
Canada
Murray Oxby
Vice-President, Corporate Communications
416-681-3254
moxby@ci.com

United States
Trevor Davis, Gregory FCA for CI Financial
610-415-1145
cifinancial@gregoryfca.com